May 13, 2016

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Lyn Shenk, Branch Chief

RE:     Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed on February 3, 2016
File No. 001-07259

Dear Mr. Shenk:

On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 4, 2016, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Reconciliation of Reported Amounts to Non-GAAP Financial Measures, page 37

1.
Reference is made to the tables beginning on page 37 representing your reconciliation of non-GAAP financial measures and the related note regarding the use of non-GAAP financial measures on page 40. Please move the non-GAAP information to follow your discussion of your results of operations on pages 41-48. Your current presentation and discussion of non-GAAP measures on page 37-40 does not comply with Item 10(e)(1)(i)(A) of Regulation S-K as it appears to give undue prominence to the non-GAAP measures. Please similarly revise your presentation of non-GAAP measures on page 49.

Response:

The Company will comply with the Staff’s request to move its non-GAAP reconciliations and explanatory note regarding the use of non-GAAP financial measures to follow its discussion of results of operations in future filings.

Note Regarding Use of Non-GAAP Financial Measures, page 40

2.	For each non-GAAP measure presented, please ensure that your disclosures comply with the requirements outlined in Item 10(e)(1)(i)(C)-(D) of Regulation S-K. In this regard, the

Securities and Exchange Commission
May 13, 2016

disclosures should be specific to each non-GAAP measure presented. Your revised disclosures should describe the reason(s) why management believes each non-GAAP measure is useful to investors for evaluating your financial condition and results of operations and to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure. Please revise accordingly.

Response:

The Company will revise its disclosures prospectively to enhance description of the reasons why management believes each non-GAAP measure is useful to investors for evaluating the Company’s results of operations and to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures. Set forth below is an example of how the Company proposes to enhance its future disclosures. For the Staff’s convenience, we have marked the changes compared to the disclosures commented on by the Staff. The Company expects its future disclosures would be substantially in this proposed form, with appropriate changes depending on the particular non-GAAP information included in the periodic report.

Note Regarding Use of Non-GAAP Financial Measures

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These GAAP financial statements include (i) unrealized non-cash adjustments and reclassifications, which can be significant, as a result of accounting requirements and elections made under accounting pronouncements relating to derivative instruments and hedging and (ii) other charges and benefits the Company believes are not indicative of its ongoing operational performance.

As a result, the Company also provides financial information in this filing that was not prepared in accordance with GAAP and should not be considered as an alternative to the information prepared in accordance with GAAP. The Company provides supplemental non-GAAP financial information, including results that it at times refers to as "economic," which the Company's management utilizes to evaluate its ongoing financial performance and the Company believes provides greater transparency to investors as supplemental information to its GAAP results. The non-GAAP measures provided that relate to the Company’s performance on an economic fuel cost basis include Fuel and oil expense, non-GAAP; Total operating expenses, non-GAAP; Operating income, non-GAAP; Net income, non-GAAP; and Net income per share, diluted, non-GAAP. The Company's economic financial results differ from GAAP results in that they only include the actual cash settlements from fuel hedge contracts - all reflected within Fuel and oil expense in the period of settlement. Thus, Fuel and oil expense on an “economic” basis has historically been utilized by Southwest, as well as some of the other airlines that utilize fuel hedging, as it reflects the Company’s actual net cash outlays for fuel during the applicable period, inclusive of settled fuel derivative contracts. Any net premium costs paid related to option contracts are reflected as a component of Other (gains) losses, net, for both GAAP and non-GAAP (including economic) purposes in the period of contract settlement. The Company believes these economic results provide a better measure of the impact of the Company's fuel hedges on its operating performance and liquidity since they exclude the unrealized, non-cash adjustments and reclassifications that are recorded in GAAP results in accordance with accounting guidance relating to derivative instruments, and they reflect all cash settlements related to fuel derivative contracts within Fuel and oil expense. This enables the Company's management, as well as investors and

Securities and Exchange Commission
May 13, 2016

analysts, to assess the Company's operating performance on a consistent basis year-over-year or quarter-over-quarter after considering all efforts in place to manage fuel expense. However, because these measures are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, these aforementioned measures, as presented, may not be directly comparable to similarly titled measures presented by other companies.

Further information on (i) the Company's fuel hedging program, (ii) the requirements of accounting for derivative instruments, and (iii) the causes of hedge ineffectiveness and/or mark-to-market gains or losses from derivative instruments is included in Note 10 to the Consolidated Financial Statements.

In addition, the Company’s GAAP results in the applicable periods include other charges or benefits that are deemed “special items” that the Company believes are not indicative of its ongoing operations and make its results difficult to compare to prior periods, anticipated future periods, or to its competitors’ results. Special items include:

1)
a one-time $172 million Special revenue adjustment due to the July 2015 amended co-branded credit card agreement (the "Agreement") with Chase Bank USA, N.A. ("Chase") and the resulting change in accounting methodology. This non-cash increase to Other revenue represented a non-recurring required acceleration of revenues associated with the adoption of ASU 2009-13. See Note 1 to the Consolidated Financial Statements for further information;

2)
expenses associated with the Company’s acquisition and integration of AirTran. Such expenses were primarily incurred during the acquisition and integration period of the two companies from 2011 through 2015 as a result of the Company’s acquisition of AirTran, which closed on May 2, 2011. The Company does not expect to incur any further acquisition and integration costs related to the AirTran acquisition and therefore, the exclusion of these expenses provides investors with a more applicable basis for which to compare results in future periods now that the integration process has been completed;

3)
a gain resulting from a litigation settlement received in January 2015. This cash settlement meaningfully lowered Other operating expenses during the applicable period and the Company does not expect a similar impact on its cost structure in the future; and

4)
union contract bonuses recorded for certain workgroups. As the bonuses would only be paid at ratification of the associated tentative agreement and would not represent an ongoing expense to the Company, management believes its results for the associated periods are more usefully compared if the impacts of ratification bonus amounts are excluded from results. Generally, union contract agreements cover a specified three- to five- year period, although such contracts officially never expire, and the agreed upon terms remain in place until a revised agreement is reached, which can be several years following the amendable date.

Because management believes each of these items can distort the trends associated with the Company’s ongoing performance as an airline, the Company believes that evaluation of its financial performance can be enhanced by a supplemental presentation of results that exclude the impact of these items in order to enhance consistency and comparativeness with results in prior periods that do not include such items and as a basis for evaluating operating results in future periods. The following measures are often provided, excluding special items, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Operating revenues, non-GAAP; Total operating expenses, non-GAAP; Operating income, non-GAAP; Net income, non-GAAP; Net income per share, diluted, non-GAAP; and Operating expenses per ASM, non-GAAP, excluding fuel and special items.

Securities and Exchange Commission
May 13, 2016

The Company has also provided return on invested capital, which is a non-GAAP financial measure. The Company believes return on invested capital is a meaningful measure because it quantifies how well the Company generates operating income relative to the capital it has invested in its business. Although return on invested capital is commonly used as a measure of capital efficiency, definitions of return on invested capital may differ; therefore, the Company is providing an explanation of its calculation for return on invested capital (before taxes and excluding special items) in the accompanying reconciliation.

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Mark R. Shaw
Brandon Rowland (Ernst & Young LLP)